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                             January 19, 2021

       Omid Farokhzad, M.D.
       Chief Executive Officer
       Seer, Inc.
       3800 Bridge Parkway, Suite 102
       Redwood City, CA 94065

                                                        Re: Seer, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
15, 2021
                                                            CIK No. 0001726445

       Dear Dr. Farokhzad:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Christina Poulsen, Esq.